Exhibit 99.3

U.S. SILVER CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

U.S. SILVER CORPORATION (Expressed in United States Dollars) DECEMBER 31, 2010 and 2009 CONTENTS

Page

Independent Auditor’s Report	1

Consolidated Balance Sheets	2

Consolidated Statements of Operations and Comprehensive Income (Loss)	3

Consolidated Statements of Shareholders’ Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Consolidated Financial Statements	6-26

Deloitte & Touche LLP
Brookfield: Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1

Canada
Independent Auditor’s Report
Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

To the Shareholders of
U.S. Silver Corporation

We have audited the accompanying consolidated financial statements of U.S. Silver Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of U.S. Silver Corporation as at December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Other Matter

As explained in Note 23 to the consolidated financial statements, the accompanying consolidated financial statements of U.S. Silver Corporation as at December 31, 2009 and for the year then ended have been restated. We therefore withdraw our previous report dated May 5, 2010 on those consolidated financial statements, as originally filed.

“Deloitte & Touche LLP”

Chartered Accountants
Licensed Public Accountants
April 29, 2011

U.S. SILVER CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars, except number of common shares)

As at December 31,	2010	2009
		As Restated
		See Note 23

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$5,435,159	$2,509,680
Restricted cash (Notes 2 and 12)	3,016,288	-
Receivables and related embedded derivatives (Note 21(a))	12,677,519	5,729,781
Investments (Note 5)	-	1,019,112
Derivative-related assets (Note 12)	-	118,015
Inventory (Note 6)	5,786,381	5,987,708
Future income tax asset - net (Note 18)	3,893,432	3,091,390
Prepaid expenses	204,750	200,678
	31,013,529	18,656,364
Property, plant and equipment (Note 7)	6,743,769	6,702,611
Mining assets (Note 8)	40,602,884	36,753,945
Future income tax asset - net (Note 18)	-	2,052,591
Restricted cash (Note 2)	115,000	115,000
TOTAL ASSETS	$78,475,182	$64,280,511

LIAB ILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$3,419,863	$2,896,925
Revolving advances facility (Note 12)	-	688,144
Income taxes payable	227,768	62,266
Derivative-related liabilities (Note 12)	3,639,213	1,178,361
Capital lease obligation - current (Note 14)	15,375	15,375
	7,302,219	4,841,071

Capital lease obligation - long-term (Note 14)	10,887	23,766
Long-term retirement obligations (Note 9)	4,792,489	4,681,652
Asset retirement obligations (Note 10)	1,502,319	1,458,563
Other long-term liabilities (Note 13)	265,212	224,306
Future income tax liability - net (Note 18)	479,626	-
TOTAL LIABILITIES	14,352,752	11,229,358

Commitments and contingencies (Note 19)

CAPITAL STOCK (Note 15)
Issued and outstanding 286,643,329 (2009 - 250,625,994)	70,598,120	63,729,937
CONTRIBUTED SURPLUS	7,865,595	6,315,944

Accumulated other comprehensive loss (Note 17)	(9,812,773)	(8,901,484)
Accumulated defcit	(4,528,512)	(8,093,244)
	(14,341,285)	(16,994,728)
TOTAL SHAREHOLDERS' EQUITY	64,122,430	53,051,153

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$78,475,182	$64,280,511

Approved on behalf of the Board

/s/ James Macintosh	/s/ Thomas Parker
Director	Director

See Accompanying Notes to the Consolidated Financial Statements

U.S. SILVER CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States Dollars)

For the years ended December 31,	2010	2009
		As Restated
		See Note 23
REVENUES	$62,383,977	$45,901,857
EXPENSES
Cost of mining	46,376,586	39,301,817
General and administrative	3,690,155	2,763,120
Exploration costs	1,670,486	735,547
Selling and marketing	239,537	78,885
	51,976,764	42,879,369
INCOME BEFORE UNDERNOTED	10,407,213	3,022,488
Depreciation related to corporate overhead	(11,695)	(15,486)
Interest expense	(46,307)	(61,468)
Foreign exchange (loss) gain	(55,140)	735,455
Interest income	18,058	12,929
Loss on hedged deriviatives (Note 21(a))	(4,818,924)	(1,696,117)
Stock based compensation	(569,580)	(267,784)
Gain on sale of investments	-	146,216
Gain on sale of assets	-	290,032
Write-down of exploration assets (Note 8)	-	(126,015)
INCOME BEFORE INCOME TAXES	4,923,625	2,040,250
Recovery of current income taxes	211,925	-
(Provision for) recovery of future income taxes	(1,570,818)	4,756,991
Total income tax (provision) recovery (Note 18)	(1,358,893)	4,756,991

NET INCOME	3,564,732	6,797,241

OTHER COMPREHENSIVE INCOME (LOSS)
investments, net of taxes of $nil (2009 - $nil)	(1,010,888)	(341,080)
self-sustaining operations, net of taxes of $nil (2009 - $nil)	99,599	(226,266)
Total other comprehensive loss	(911,289)	(567,346)
COMPREHENSIVE INCOME	$2,653,443	$6,229,895
NET INCOME PER COMMON SHARE (Note 15)
Basic	$0.01	$0.03
Diluted	$0.01	$0.03

See Accompanying Notes to the Consolidated Financial Statements

U.S. SILVER CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in United States Dollars, except number of common shares)

				Total
				Accumulated
		Amount		Other		Total
	Common	of Share	Contributed	Comprehensive		Shareholders’
	Shares	Capital	Surplus	Income (Loss)	Deficit	Equity
Balance, January 1, 2009 (As Restated See Note 23)	214,723,827	$60,672,075	$5,507,063	$(8,334,138)	$(14,890,485)	$42,954,515
Issuance of shares and warrants for cash, net of share issue costs	35,385,500	2,972,460	564,290			3,536,750
Issuance of shares for cash upon the exercise of options	516,667	85,402	(23,193)			62,209
Vesting of granted stock options			267,784			267,784
Other comprehensive loss (Note 17)				(567,346)		(567,346)
Net income for the year					6,797,241	6,797,241
Balance, December 31, 2009 (As Restated See Note 23)	250,625,994	63,729,937	6,315,944	(8,901,484)	(8,093,244)	53,051,153

Balance, January 1, 2010	$250,625,994	$63,729,937	6,315,944	(8,901,484)	(8,093,244)	53,051,153
Issuance of shares and warrants for cash, net of share issue costs	26,565,000	4,678,426	1,450,216			6,128,642
Issuance of shares for cash upon the exercise of options	3,862,488	1,178,168	(312,392)			865,776
Issuance of shares for cash upon the exercise of warrants	5,589,847	1,011,589	(157,753)			853,836
Vesting of granted stock options			569,580			569,580
Other comprehensive loss (Note 17)				(911,289)		(911,289)
Net income for the year					3,564,732	3,564,732
Balance, December 31, 2010	286,643,329	$70,598,120	$7,865,595	$(9,812,773)	$(4,528,512)	$64,122,430

See Accompanying Notes to the Consolidated Financial Statements

 U.S. SILVER CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)

For the years ended December 31,	2010	2009
		As Restated
CASH FLOWS FROM OPERATING ACTIVITIES		See Note 23
Net income for the year	$3,564,732	$6,797,241
Add (deduct) Depreciation and depletion	6,185,707	6,364,045
Asset retirement obligation - accretion (Note 10)	160,065	118,660
Future income taxes	1,730,175	(4,756,991)
Foreign exchange loss (gain)	55,140	(735,455)
Gain on sale of assets	-	(290,032)
Gain on sale of investments	-	(146,216)
Write down of exploration assets	-	126,015
Long term retirement obligations	110,675	(1,009,016)
Stock-based compensation	569,580	267,784
Non-cash interest on revolving advances	-	21,412
Unrealized loss on hedged derivatives	2,578,867	1,514,754
Change in working capital items	14,954,941	8,272,201
Receivables and related embedded derivatives	(6,947,738)	(4,491,248)
Inventory	201,327	(1,523,126)
Prepaid expenses	(4,072)	10,340
Accounts payable and accrued liabilities	522,938	547,446
Income taxes payable	165,502	(427,679)

Cash provided by operating activities	8,892,898	2,387,934

CASH FLOWS FROM FINANCING ACTIVITIES
Revolving advances facility, advances	18,445,292	15,756,229
Revolving advances facility, repayments	(19,133,436)	(15,068,085)
Capital lease obligation, repayments	(12,879)	(11,953)
Proceeds from equity offering, net of costs	6,128,642	3,598,959
Proceeds from exercise of options and warrants	1,719,612	-
Cash provided by financing activities	7,147,231	4,275,150

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(1,862,511)	(1,865,980)
Proceeds from sale of property, plant and equipment	-	290,032
Investments in mining assets	(8,329,602)	(6,195,155)
Restricted cash provided as security	(3,016,288)	-
Proceeds from sale of marketable securities	-	827,982
Cash used in investing activities	(13,208,401)	(6,943,121)
Effect of exchange rate on cash and cash equivalents	93,751	134,259
Increase (decrease) in cash and cash equivalents for the year	2,925,479	(145,778)
Cash Beginning of the year	2,509,680	2,655,458
Cash End of the year	$5,435,159	$2,509,680

Supplemental cash flow information (Note 4)

See Accompanying Notes to the Consolidated Financial Statements

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

1.  Nature of the Business and Continuing Operations

Nature of the Business
U.S.  Silver Corporation (“U.S. Silver” or the “Corporation”) is a mineral exploration and mining company and is engaged primarily in the exploration for and mining of copper-silver and lead-silver deposits at the Galena Mine located in the Silver Valley in Shoshone County in Idaho, USA.

2.  Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with GAAP as prescribed by the Canadian Institute of Chartered Accountants (“CICA”) and include the following significant policies:

Basis of Consolidation
The consolidated financial statements include the accounts of U.S. Silver and those of its wholly-owned subsidiaries, United States Silver, Inc. (“USSI”) and U.S. Silver Idaho Inc. (“Silver Idaho”).  All intercompany balances and transactions have been eliminated on consolidation.

Currency Presentation
The consolidated financial statements are reported in United States dollars which reflects the predominantly United States dollar‐based revenue, operations and assets of the Corporation.

Use of Estimates
The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses for the periods reported. Actual results could differ from those estimates.

Significant items that require estimates include the valuation of mining assets, accruals, the timing and valuation of asset retirement obligations, income taxes, the valuation of derivative-related assets and liabilities, the effectiveness of hedges, the assumptions used in determining the funding and expense for pension obligations, the assumptions used in determining stock-based compensation expense, and the depreciation, depletion and amortization of the Corporation’s assets.

Foreign Currency Translation and Reporting Currency

The functional currency of U.S. Silver, the Canadian domiciled parent company, is the Canadian dollar.  The Corporation accounts for USSI and Silver Idaho as self-sustaining foreign operations.  These subsidiaries’ functional currency is the United States dollar.  The reporting currency of the consolidated Corporation is the United States dollar.

Transactions in foreign currencies are translated into the currency of measurement of the recording entity at the exchange rate in effect at the time of the transaction.  Monetary items expressed in foreign currencies are translated into the currency of measurement of the reporting entity at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in net income (loss).

Transactions of self-sustaining foreign operations are translated into United States dollars using the current-rate method.  Under this method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date while revenue and expense items (including depreciation, depletion and amortization) are translated at the average rates of exchange prevailing during the period.  Exchange gains and losses that result from the translation are deferred and disclosed as a component of accumulated other comprehensive income (loss). When there is a reduction in the Corporation’s net investment in a self-sustaining foreign operation, a proportionate amount of the cumulative translation adjustment is removed from accumulated other comprehensive income (loss) and included in the determination of consolidated net income (loss).

Transactions in foreign currencies are translated into the related entity’s currency of measurement at the rate of exchange at the time of such transaction.

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

Cash and Cash Equivalents
Cash and cash equivalents include demand deposits with banks, money market accounts, and other short-term investments with original maturities of 90 days or less.   Balances of cash and cash equivalents in financial institutions may at times exceed the government-insured limits.

Restricted Cash

Short term restricted cash includes an interest bearing security deposit with a metals trader as security for a forward sale hedge commitment of 500,000 ounces of silver which is deliverable at the rate of 41,667 ounces per month until December 2011 at which time the deposit will be returned.

Long term restricted cash includes two certificates of deposits in the aggregate amount of $115,000 as at December 31, 2010 and 2009 which are restricted pursuant to the requirements with the Idaho Department of Water in connection with a mine tailings reclamation bond.  Restricted cash is classified as non-current as the period of restriction extends beyond twelve months subsequent to the Corporation’s year end.

Inventory
Inventory includes concentrate ore, ore in stockpiles and operating materials and supplies.  The classification of inventory is determined by the stage at which the ore is in the production process.   Inventories of ore in stockpiles and in concentrates are sampled for silver, lead and copper content and are valued based on the lower of actual costs or fair market value based upon the period ending prices of silver, lead and copper. Material that does not contain a minimum quantity of silver, lead and copper to cover estimated processing expense to recover the contained silver, lead and copper is not classified as inventory and is assigned no value. Metal inventories are stated at the lower of cost or net realizable value.  Cost is determined using the weighted average cost method.  Metal inventory includes concentrates at the mine and concentrates in transit, and are also valued at lower of cost or net realizable value.   Metal inventory costs are recorded using the full cost method which aggregates direct labour, materials, depletion and amortization as well as certain administrative overhead costs relating to mining activities.

Supplies inventory is recorded at the lower of cost or net realizable value, where cost is determined using the average cost method.  The Corporation recognized cost of inventory sold, which is included within the cost of mining on the consolidated statements of operations and comprehensive income (loss), for the year ended December 31, 2010 of $36,612,810 (2009 - $29,438,181).

Receivables
The Corporation carries its receivables at net realizable value.  The Corporation traditionally transacts business primarily with a limited number of smelters, and management assesses the need for allowance for doubtful accounts regularly.  If a smelter’s ability to pay was determined to be an issue, then the Corporation can require a provisional payment before shipment is released.

The Corporation extends credit to its customers for which no credit insurance is available.  The Corporation establishes an allowance for doubtful accounts to the extent determined necessary upon evaluation that collectability is not reasonably assured.

Investments
The Corporation’s investments are classified as available-for-sale or held-to-maturity.

Available-for-sale investments are non-derivative financial assets not included in held-to-maturity and comprise certain investments in equity instruments, including the Corporation’s investment in private and public companies.  When the financial instruments have a quoted market value in an active market, they are carried at fair value with changes in fair value recognized as a separate component of other comprehensive income (loss).  When they do not have a quoted market price in an active market, they are carried at cost.  Where a decline in the fair value is determined to be other than temporary, the amount of the loss is removed from accumulated other comprehensive income (loss) and recognized in net income (loss).

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities for which the Corporation’s management has the positive intention and ability to hold to maturity, and comprises certain investments in debt securities. These assets are initially recognized at fair value and subsequently measured at amortized cost, using the effective interest method, less any provision for impairment.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost including interest capitalized on assets under construction, if any.  Repair and maintenance expenditures are charged to expense; major betterments and replacements are capitalized. Depreciation rates are as follows:

Building and structural components	Straight-line basis over a 7-30 year period
Computer equipment	Straight-line basis over a 3-10 year period
Leasehold improvements	Straight-line basis over the life of the lease
Machinery and equipment	Units of production based upon estimated total proven and
probable reserves and straight-line basis over 3-30 year period
Office equipment	Straight-line basis over a 3-7 year period
Office furniture	Straight-line basis over a 3-7 year period
and 30% declining balance
Vehicles	Straight-line basis over a 3 year period

Mining Assets

The costs of mineral properties and related exploration, development and pre‐production operating costs are capitalized and deferred until the properties to which they relate are placed into production, abandoned or sold. These costs are then amortized over the estimated useful life of the properties following the commencement of commercial production or written down if the properties are subsequently sold or abandoned.  Depletion of deferred exploration and development costs associated with producing properties is determined using the units‐of‐production method, based on units of production over the total proven and probable reserves.

Expenditures made to keep properties in good standing are capitalized to the corresponding property, except when the property has been fully written down, in which case the expenditures are charged to expense in the period incurred.

Impairment of Long‐Lived Assets
Long‐lived assets, including property, plant and equipment and mining assets, are reviewed and evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairment is indicated if the carrying amount of a long‐lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the impairment loss, if any, is determined as the amount by which the long‐lived asset’s carrying value exceeds its fair value.

Financial Instruments and Derivatives
Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition in the consolidated balance sheets.   Measurement subsequent to initial recognition depends on the financial instruments classification which is determined by the purpose for which the instrument was acquired or issued, the instruments’ characteristics and the Corporation’s designation of the instrument.  Financial instruments are classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in net income.   Financial assets classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost, net of associated transaction costs, using the effective interest method.  The Corporation includes transaction costs associated with the origination of interest-bearing financial assets and liabilities as a component of the initial carrying amount of the instrument, except for held-for-trading financial instruments, for which the transaction costs are expensed.  Available-for-sale financial assets are measured at fair value with changes therein recognized in other comprehensive income (loss).

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

The following is a summary of the accounting classification and measurement of the Corporation’s financial assets and financial liabilities:

Asset/Liability	Classification	Measurement
Cash and cash equivalents	Held-for-trading	Fair value
Receivables and related	Loans and receivables / Held-for-	Amortized cost / Fair
embedded derivatives	trading	value
Investments	Available-for-sale	Fair value
Revolving advances facility	Other financial liabilities	Amortized cost
Accounts payable and	Other financial liabilities	Amortized cost
accrued liabilities
Derivative-related	Held-for-trading	Fair value
assets/liabilities

The  Corporation  enters  into  commodity  contracts,  primarily  forward  contracts,  to  manage  exposure  to fluctuations in silver metal prices.  In the case of forward contracts, these contracts are intended to reduce the risk of declining silver prices on future sales.  The Corporation recognizes the fair value of the financial instruments on the balance sheet and records changes in the fair value in current period net income (loss).

Proceeds received from the sale of silver concentrate metals are based on provisional prices at the time of preliminary acceptance by the customer.  Variations between the price recorded at this date and the actual final price set under the contracts covering such sales are caused by fluctuations in the market prices for copper, lead and silver, and result in an embedded derivative.  The embedded derivative is recorded at fair value each period until final settlement occurs, with the changes in fair value recorded to revenues until the final settlement with the customer.

Capital Leases
The Corporation’s policy is to record capital leases, which transfer substantially all benefits and risks incidental to ownership of property, as acquisitions of property, plant and equipment and to record the incurrence of corresponding obligations as liabilities.  Obligations under capital leases are reduced by rental payments net of imputed interest.

Asset Retirement Obligations
The estimated fair value of an asset retirement obligation is recognized as a liability in the period incurred.  A corresponding amount is added to the carrying amount of the associated mining asset when incurred and depreciated over the asset’s estimated useful life.   The liability is accreted over time through charges to earnings  to  reflect  changes  in  its  present  value.    Actual  expenditures  incurred  are  charged  against  the accumulated asset retirement obligation.  The asset retirement obligation is reviewed by management annually and revised for changes in future estimated costs and regulatory requirements.

In view of the uncertainties concerning asset retirement obligations, the ultimate costs could be materially different from the amounts estimated.  The estimate of the future asset retirement liabilities is subject to change based on amendments to applicable laws and legislation.  Future changes in asset retirement obligations, if any, may have a significant impact and would be reflected prospectively, as a change in accounting estimate.

Pension and Post-Retirement Benefits

Pension expense, based on management’s assumptions, consists of: actuarially computed costs of pension benefits in respect of the current year’s service; imputed returns on plan assets and imputed interest on pension obligations; full recognition each period of experience gains and losses, and assumption changes; curtailment gains  and  losses  are  recognized  when  the  curtailment  event  occurs;  settlement  gains  and  losses  are recognized when the settlement amount exceeds the current year interest cost and service cost; past service cost is recognized on an actuarially determined basis and amortized over the period to full eligibility of the related employee group.

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

Income Taxes
The Corporation follows the asset and liability method of accounting for income taxes.  Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.   In addition, the future benefits of income tax assets including unused tax losses are recognized.   Future tax assets and liabilities are measured using enacted or substantively enacted tax rates, expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Corporation establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Share Capital Costs
Share issue expenses include legal, professional fees and agent fees associated with the raising of equity. Until the financing transaction has been completed, these costs are capitalized as deferred costs.   Upon completion of the financing transaction, costs associated with the issuance of share capital are charged against share capital within the consolidated statement of shareholders’ equity.

Revenue Recognition
The  Corporation’s  primary  products  are  a  concentrate  containing  silver  and  copper,  and  a  concentrate containing silver and lead. These two concentrates are refined at separate smelters

Revenue arising from the sale of metals contained in concentrates is recognized when the significant risks and rewards of ownership and the title have been transferred to the customer, the price is reasonably determinable and collectability is reasonably assured in accordance with the terms of the Corporation’s sales agreements. Revenues are recorded based on the provisional prices at the time of the initial acceptance by the customer. Variations between the price recorded at the initial acceptance date by the customer and the final price set under the contracts covering such sales are caused by the fluctuations in the market prices for copper, lead and silver and result in an embedded derivative.  The Corporation records embedded derivatives at the fair value each period until final settlement occurs, with the changes in fair value recorded to net income

Payments  received  from customers  prior  to  the  revenue recognition criteria  being  met are presented  as deferred revenue.

Stock‐based Compensation
The Corporation maintains a stock option plan, which is described in Note 16.  In accordance with GAAP, the Corporation uses the fair value method to account for stock-based transactions.  Accordingly, all stock-based compensation awards are expensed in the consolidated financial statements on a straight-line basis over the vesting period.  Any consideration received from plan participants upon the exercise of stock options is credited to share capital.

The Corporation uses the Black-Scholes Option Pricing Model to calculate the fair value of stock options and broker warrants rights.  This model requires the input of highly sensitive assumptions.  Changes in these subjective input assumptions can materially affect the fair value estimate.

Basic and Diluted Earnings per Share
Basic  earnings  per  share  are  determined  using  the  weighted-average  number  of  participating  shares outstanding during the year.

Diluted earnings per share are determined using the weighted-average number of participating shares outstanding during the year, plus the effects of dilutive potential participating shares outstanding during the year.  The calculation of diluted earnings per share is made using the treasury stock method, as if all dilutive potential shares had been exercised at the later of the beginning of the year or the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase participating shares of the Corporation at the average market value of the participating shares during the year.

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

3.  Future Accounting Policy Changes

International Financial Reporting Standards (“IFRS”)

Effective January 1, 2011, Canadian publicly accountable entities are required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”). Accordingly, the Corporation will transition to IFRS on January 1, 2011 with restatements of comparative amounts for the year ended December 31, 2010.

4.  Supplemental Cash Flow Information

December 31	2010	2009
Cash	$5,435,159	$1,755,973
Cash equivalents	-	753,707
Interest received	16,859	12,929
Interest paid	986	19,008
Income taxes paid	342,681	444,739

The revision of estimate relating to the asset retirement obligation of $116,309 has been included in investment in mining assets on the Consolidated Statements of Cash Flows.

5.  Investments

The Corporation’s investments are classified as follows:

December 31	2010	2009
Available-for-sale	$-	$1,019,112
Held-to-maturity	-	-
Held-for-trading	-	-
	$-	$1,019,112
6. Inventory
The Corporation’s inventory is classified as follows:
December 31,	2010	2009
Raw materials and supplies	$2,011,645	$1,915,617
Concentrate inventory	3,774,736	4,072,091
	$5,786,381	$5,987,708

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

7.     Property, Plant and Equipment

	Cost	2010 Accumulated Depreciation	Net Book Value	Cost	2009 Accumulated Depreciation	Net Book Value
Building and structural components	$3,305,933	$706,736	$2,599,197	$2,504,091	$225,269	$2,278,822
Computer and office equipment	451,112	132,783	318,329	439,626	205,392	234,234
Machinery and equipment	8,031,965	4,251,987	3,779,978	7,814,267	3,645,156	4,169,111
Leasehold improvements	7,138	7,138	-	7,138	5,155	1,983
Office furniture	45,686	34,706	10,980	48,839	30,378	18,461
Vehicles	49,811	14,526	35,285	15,959	15,959	-
	$11,891,645	$5,147,876	$6,743,769	$10,829,920	$4,127,309	$6,702,611

Depreciation expense for the year ended December 31, 2010 was $1,821,353 (2009 - $2,000,189), of which $1,811,298 (2009 -$1,984,703) was included in cost of mining within the consolidated statement of operations and comprehensive income (loss).

8. Mining Assets

	Galena Mine & Mill	Coeur Mine & Mill	Caladay Property	Other Properties	Total
Balance, January 1, 2010	$40,407,380	$4,915,598	$27,047	1,030,343	$46,380,368
Additions to capitalized costs	8,155,865	-	-	57,428	8,213,293
	48,563,245	4,915,598	27,047	1,087,771	54,593,661
Less: accumulated depreciation and depletion	(13,527,448)	(436,282)	(27,047)	-	(13,990,777)
Balance, December 31, 2010	$35,035,797	$4,479,316	$-	$1,087,771	$40,602,884

	Galena	Coeur	Caladay	Other
	Mine & Mill	Mine & Mill	Property	Properties	Total
Balance, January 1, 2009	$34,407,843	$4,915,598	$27,047	$1,043,587	$40,394,075
Additions to capitalized costs	5,999,537	-	-	112,771	6,112,308
Write-down of exploration assets	-	-	-	(126,015)	(126,015)
	40,407,380	4,915,598	27,047	1,030,343	46,380,368
Less: accumulated depreciation and depletion	(9,163,094)	(436,282)	(27,047)	-	(9,626,423)
Balance, December 31, 2009	$31,244,286	$4,479,316	$-	$1,030,343	$36,753,945

Depletion expense for the year ended December 31, 2010 was $4,364,354 (2009 - $4,363,856), which has been included in cost of mining within the consolidated statements of operations and comprehensive income (loss).

9.     Long-term Retirement Obligations

Defined Benefit Plans
The Corporation maintains two non-contributory defined benefit pension plans covering substantially all employees at its United States operating subsidiary, U.S. Silver Idaho, Inc. One plan covers salaried employees and one plan covers hourly employees. Benefits for the salaried plan are based on salary and years of service. Hourly plan benefits are based on negotiated benefits and years of service. The Corporation’s funding policy is to contribute annually the minimum amount prescribed, as specified by applicable regulations. The expected average service life of the active plan participants as at December 31, 2010 is 9.36 years (2009 – 9.77).

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

Actuarial Present Value of Projected Benefit Obligation:
The actuarial present value of our projected benefit obligations has been determined by using the following assumptions:

Factors	2010	2009
Discount Rate for Benefit Obligations determined by reference to the yield at the end of the year on high quality US corporate bonds (Moody’s AAA, plus or minus up to 0.5%)	5.75%	5.75%
Rate of Compensation Increase	5.00%	5.00%

Expected Rate of Return on Plan Assets:
The expected rate of return on the Silver Idaho plan assets for purposes of the actuarial valuation was assumed to be 5.75% (2009 – 5.75%) and is based on the plan’s experience and asset mix of the portfolio, as well as taking into consideration the fact that no lump sum distributions are paid from the plan. The plan had an expected return on plan assets of $0.4 million and $0.3 million for 2010 and 2009, respectively. The actual return on plan assets was $0.7 million for 2010 and $0.9 million for 2009.

Plan Assets and Determination of Fair Value:
The fair value of plan assets is determined using the market value of the investments held by the plan at December 31 of each year as quoted in public equity and bond markets. The asset mix is in accordance with the plan’s investment policy which allows for 60% equity investments, 35% fixed income investments and 5% cash and cash equivalents. The investment portfolio for the funded portion of the obligation is held in a trust. The Corporation’s funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements as set forth in the United States Employee Retirement Income Security Act of 1974 plus such additional tax deductible amounts as may be advisable under the circumstances. U.S. Silver had funded $1.0 million in 2010 and $0.8 million in 2009, respectively, toward the obligation. U.S. Silver expects to contribute approximately $1.0 million annually for each of the next four years. The plan assets are invested principally in commingled stock funds, mutual funds and securities issued by the United States government.

Pursuant to the plan’s investment policy, the plan adopts more specific investment directives from time to time. The plan’s current investment asset mix targets are 60% equity investments, 35% fixed income investments and 5% in cash and cash equivalents. Based on this current investment directive, the plan’s actual portfolio at December 31, 2010 had 54% equity investments, 44% fixed income investments and 2% cash investments. Since the performance of each asset class of the portfolio within any measurement period will impact its relative weight in the portfolio, the actual percentage of each asset class in the portfolio may not match to the current asset mix targets.

The expected long-term rates of return for each asset class within the portfolio, and therefore the portfolio weighted average, is based on an estimate of the return for each of the securities within an asset class, which are currently benchmarked at 7.7% for equity investments, 3.0% for fixed income investments and 2% for cash and cash equivalents. For each type of investment within the trust’s portfolio structure, the trustees evaluate both returns and the relationship between risk and return. The expectation is that each asset class will produce a superior risk-adjusted return over a market cycle.

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

The following table shows the expected long-term rates of return associated with each asset class and the weighted average determined by reference to the target mix:

	Actual Mix	Target Mix	Expected Long Term Rates of Return
Equity investments	54%	60%	7.7%
Fixed income investments	44%	35%	3.0%
Cash and cash equivalent	2%	5%	2.0%
Weighted average			5.75%

The components of net periodic benefit cost were as follows:

Net Periodic Benefit Cost and Pension Expense (Income)	2010	2009
Discount rate	5.75%	6.00%
Components of net periodic benefit cost: Employer service cost	$489,275	$369,075
Interest cost	700,647	639,001
Expected return on plan assets	(415,461)	(339,094)
Amortization of prior service cost	73,250	68,986
Actuarial loss (gain)	320,200	(945,919)
Total pension expense (income)	$1,167,911	$(207,951)

The change in accrued benefit obligation and plan assets and a reconciliation of funded status are as follows:

Change in Accrued Benefit Obligation	2010	2009
Accrued benefit obligation, January 1	$11,897,619	$11,809,417
Employer service cost	489,275	369,075
Interest cost	700,647	639,001
Benefits paid	(539,434)	(530,368)
Plan amendments	(487,910)	41,661
Actuarial loss (gain)	557,263	(431,167)
Accrued benefit obligation, December 31	$12,617,460	$11,897,619

Change in Plan Assets	2010	2009
Fair value of plan assets, January 1	$6,966,589	$5,842,047
Actual return on plan assets	652,524	853,845
Actual contributions by employer	1,057,074	801,065
Benefits paid	(539,434)	(530,368)
Fair value of plan assets, December 31	8,136,753	6,966,589
Expected value of plan assets, December 31	7,899,690	6,451,838
Actuarial gain on assets	$(237,063)	$(514,751)

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

Reconciliation of the funded status to the amounts recorded in the consolidated balance sheet as at December 31,	2010	2009

Funded status, December 31	$(4,480,707)	$(4,931,030)
Unrecognized prior service cost, December 31	(311,782)	249,378
Accrued benefit obligation, December 31	$(4,792,489)	$(4,681,652)

Unrecognized Prior Service Cost	2010	2009
Prior Service Cost, January 1	$(249,378)	$(276,703)
New service cost in the year	487,910	(41,661)
Amount recognized during year	73,250	68,986
Prior Service Cost, December 31	$311,782	$(249,378)

The Corporation measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.  The most recent actuarial valuation of the pension plans for funding purposes was as at December 31, 2010, and the next required valuation will be as at December 31, 2012.

During the year ended December 31, 2010 the Corporation recognized pension expense of $1,167,911 (2009 income of - $207,951)) and contributed $1,057,074 (2009 - $801,065) towards the Corporation’s long-term retirement benefit plans.  The Corporation does not have an accrued benefit asset recorded as at December 31, 2010 or 2009, and accordingly is not required to record a valuation allowance.

401(k) Plan

The Corporation maintains a retirement savings plan in the United States (which qualifies under Section 401(k) of the U.S. Internal Revenue code) covering all eligible U.S. employees.  Under the plan, employees may elect to contribute up to 100% of their cash compensation, subject to ERISA limitations.  The Corporation is required to make matching cash contributions equal to 100% of the employees’ contribution, up to a maximum of 4% of the employees’ compensation for salaried employees.  The Corporation matches 50% of the hourly employees’ contribution, up to a maximum of 4% of the hourly employees’ compensation.   Under the 401K plan the Corporation contributed $90,733 (2009 - $65,029) to salaried employees, and $102,458 (2009 - $59,851) to hourly employees.

10. Asset Retirement Obligations

The asset retirement obligations are recorded based principally on legal and regulatory requirements to remediate the Galena Mine site.  Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties.  The Corporation uses assumptions about future costs, mineral prices, mineral processing recovery rates, production levels and capital and reclamation costs.  Such assumptions are based on the Corporation’s current mining plan and the best available information for making such estimates.

The asset retirement obligation is measured using the following factors: 1) expected materials and labour costs; 2) allocated overhead and equipment charges; 3) contractor mark-up; 4) inflation adjustment; 5) market risk premium. The sum of all these costs is discounted, using the Corporation’s initial credit adjusted risk-free interest rate of approximately 10%, from the time we expect to pay the retirement obligation to the time we incur the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

The following is a description of the changes to the Corporation’s asset retirement obligations:

	2010	2009
Balance, January 1,	$1,458,563	$1,266,377
Revision to estimate for liabilities incurred	(116,309)	73,526
Accretion expense	160,065	118,660
Balance, December 31,	$1,502,319	$1,458,563

The determination of the asset retirement obligation assumes undiscounted cash flows needed to settle the liability incurred of approximately $2,311,072, which are expected to be expended up to the end of the current estimated mine life of the Galena Mine in 2018.  These estimated future cash flows have been discounted at a credit- adjusted risk-free rate of approximately 10%.

11. Related Party Transactions

Transactions between the Corporation and entities controlled by shareholders, officers or directors of the Corporation are disclosed as related party transactions.  Amounts due to or receivable from related parties are typically non-interest bearing, unsecured and not subject to specific terms of repayment unless stated otherwise.

In February 2010, the Corporation received 500,000 common shares of Silver Verde May Mining Company to fully settle a related party receivable for $209,828 which was outstanding as at December 31, 2009.  These shares were restricted from trading until December 31, 2010.  Silver Verde May Mining Company, Inc. is traded on the over-the-counter market in the United States. The Corporation recorded these shares as available-for-sale with no value in investments in the consolidated balance sheets and has the intention of divesting them.

12. Revolving Advances Facility

In February 2009, the Corporation entered into a master inventory and receivable monetization agreement with a precious metals trading and lending firm to finance the Corporation’s shipments of concentrate inventory prior to ultimate sale to its customers.  During 2009, the Corporation entered into a Silver Purchase Agreement (the “Agreement”) with the same precious metals trading and lending firm.   Pursuant to the Agreement, the Corporation may sell up to 100% of the silver in the silver-copper concentrate produced at its Galena Mine and mill complex for the following year and this Agreement is renewable annually thereafter.  The Agreement, provides for up to a maximum amount of $5,000,000 through a revolving silver-based advance facility (the “Facility”)  for  the  Corporation,  whereby  the  Corporation  receives  up  to  80%  of  the  sales  value  of  silver produced, sold and shipped by the Corporation under the terms of its existing smelter contract.  The silver is priced at market prices as negotiated and is subject to deductions for financing charges based on LIBOR plus
4.75% per annum for the applicable financing period.  Financing costs are amortized in accordance with the effective interest rate method for each advance.  As at December 31, 2010, the Corporation had no amount outstanding under the facility (2009 - $688,144).

As part of the Agreement, the Corporation enters into short term forward contracts for the sale of silver concentrate from the Galena Mine and mill complex with the precious metals trading and lending firm.  The hedging program, currently utilizing only short term forward contracts, is put in place to lock-in a forward price for the silver concentrate for the Corporation to manage the Corporation’s cash flows, thus allowing the Corporation to manage volatility in silver prices.  The Corporation has entered into short term forward contracts covering 41,667 ounces of silver deliverable monthly through regular silver concentrate sales in 2011 at a price of $27.50.  The Corporation recognizes the fair value of these financial instruments at the balance sheet date and records the changes in the fair value in the current period statement of operations and comprehensive income (loss).  The fair value of the Corporation’s derivatives instruments is based on the quoted market prices for similar instruments and on market prices at the valuation date.  As at December 31, 2010, the Corporation had derivative-related assets of $nil (2009 - $118,015) and derivative-related liabilities of $3,639,213 (2009 - $1,178,361).   The Corporation recognized an unrealized loss for the year ended December 31, 2010 of $3,639,213 (2009 -$1,060,346) that was recorded in loss on hedged derivatives within the consolidated statements of operations and comprehensive income (loss).

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

On November 10, 2010 the Corporation entered into a forward sales agreement with Auramet Trading LLC for the sale of silver at a fixed price through 2011. U.S. Silver has secured a minimum price of silver at US$27.50 per ounce on 500,000 troy ounces, representing approximately 20% of the Corporation’s estimated 2011 production. The 500,000 ounce program covers equal quantities of 41,667 ounces of silver for each calendar month during 2011. As security, U.S. Silver has provided an initial interest earning cash collateral deposit of US$3,000,000 that has been classified as short term restricted cash and has been granted a margin credit facility. All interest earned in this restricted deposit accrues to the Corporation.

13. Other Long-Term Liabilities

The  Corporation’s  hourly  employees  have  negotiated  a  severance  benefit  in  the  collective  bargaining agreement.  Upon completion of two years of service, hourly employees become eligible for the severance benefit.  The benefit payout is calculated as 1% of average annual earnings multiplied by the number of years of service, plus $25 for each year of service.  Employees that are separated for any reason other than lay off, retirement, permanent and total disability or death, shall not receive any severance benefit payment.  The accrued obligation was $265,212 as at December 31, 2010 (2009 - $224,306).

14. Capital Lease Obligation

December 31,	2010	2009
Conditional sales contract for equipment originally valued at	$26,262	$39,141
$77,900, secured with the equipment, 7.49% annual interest rate on the outstanding loan balance and repayable in monthly instalments of $1,281, maturing in October 2012
Less: Current portion	15,375	15,375
Capital lease obligation, net of current portion	$10,887	$23,766

15. Share Capital

Common Shares

The Corporation is authorized to issue an unlimited number of common shares without par value.  Each common share entitles the holder to one vote.

During the year ended December 31, 2010, the Corporation had the following share capital transactions:
1.
Issued 26,565,000 units at a price of CA$0.26 per unit, with each unit consisting of one common share of the Corporation and one-half of one common share purchase warrant. Each warrant is exercisable for one common share at a price of $0.35 per share for a period of two years following closing.  The Corporation has the right, commencing nine months after closing to call the outstanding warrants should the Corporation’s common share price close at or above $0.45 for 20 consecutive trading days.  The underwriter was issued broker warrants equal to 6% of the number of units sold.  Each broker warrant entitles the underwriter to purchase shares at $0.26 per share for a period of two years following closing.  The Corporation also has the right, commencing nine months after closing, to call the outstanding broker warrants, should the Corporation’s common share price close at or above $0.45 for 20 consecutive trading days. Issue costs totalled $820,165 for these units, of which $255,330 relates to broker warrants as a non-cash charge to share capital.

2.     Issued 3,862,488 common shares upon the exercise of previously issued stock options.
3.     Issued 5,589,847 common shares upon the exercise of previously issued warrants.

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

During the year ended December 31, 2009, the Corporation had the following share capital transactions:
 1.     Issued 516,667 common shares upon the exercise of previously issued stock options.
2.
Issued 35,385,500 units at a price of CA$0.13 per unit, with each unit (“Unit”) comprising one common share and one-half of a common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase an additional common share of the Corporation at a price of CA$0.155 per common share until July 16, 2014.  Issue costs totalled $622,611 for these Units, of which $80,899 relates to broker warrants as a non-cash charge to share capital.

Earnings (Loss) Per Share
Net income per share and weighted average common shares outstanding are calculated as follows:

December 31,	2010	2009
Net income (loss) available to common shareholders	$3,564,732	$6,797,241
Weighted average shares outstanding - basic	259,628,626	231,186,915
Unexercised weighted average dilutive stock options and warrants	12,422,912	10,863,606
Weighted average shares outstanding - diluted (1)	272,051,538	242,050,521

(1) The diluted weighted average shares outstanding in 2010 excludes 18,914,475 (2009 - 7,563,321) options and warrants as they would have been anti-dilutive.

16. Stock Options and Warrants

The Corporation’s Stock Option Plan (the “Plan”) provides for the issuance of a maximum of 10% of the issued and outstanding common shares at an exercise price equal to or greater than the market price of the Corporation’s common shares on the date of the grant to directors, officers, employees and consultants to the Corporation. Options that are granted under the Plan have expiry dates of up to 5 years from the grant date.  Plan options may be issued as immediately exercisable or may contain provisions which specify vesting over several years, as well as performance based.  Each stock option is exercisable into one common share of the Corporation at the price specified in the terms of the option.

The Corporation uses the Black-Scholes option pricing model to value the options granted at the time of grant, and the assumptions used within the model, and resulting weighed average fair value estimate per option, are as follows:

	2010			2009
	Number	Weighted Average Exercise Price		Number	Weighted Average Exercise Price
Balance, January 1,	17,629,475	$	CA 0.34	16,864,475	$	CA 0.44
Granted	7,468,750		0.22	7,800,000		0.13
Exercised	(3,862,488)		0.22	(516,667)		0.11
Cancelled	(1,261,666)		0.42	(5,839,150)		0.39
Forfeited	(720,002)		0.17	(679,183)		0.36
Balance, December 31	19,254,069	$	CA 0.32	17,629,475	$	CA 0.34

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

	2010	2009
Number of options granted	7,468,750	7,800,000
Exercise price	CA$0.18 – 0.235	CA$0.13 - 0.15
Weighted average expected life	3.0 years	2.4 years
Weighted average risk-free interest rate	1.78%	0.72%
Weighted average expected volatility	78%	82.1%
Weighted average dividend yield	0.0%	0.0%
Weighted average fair value	$0.11	$0.05074

The  Black-Scholes  option  pricing  model  requires  the  input  of  highly  subjective  assumptions,  including  the expected stock price volatility.   The stock options granted to key employees, officers, and directors have characteristics significantly different from those of traded options, and changes in subjective input assumptions can materially affect the fair value estimate.

The Corporation recognizes over the vesting period, as compensation costs arise from stock option awards, the fair value of stock options at the date of grant, and has included these costs in general and administrative expenses within the consolidated statement of operations.  The fair value of stock options vested during the year ended December 31, 2010, less the fair value of options cancelled and forfeited, amounts to $569,580 (2009 - $267,784).

The following table summarizes the weighted average exercise price and the weighted average remaining contractual life of the options outstanding and exercisable as at December 31, 2010.

			Outstanding		Exercisable
Exercise			Weighted Average	Weighted		Weighted
Price	Options	Expiry	Remaining Life	Average	Options	Average
CA$	Outstanding	Date	(Years)	Price CA$	Exercisable	Price CA$
$0.10	1,090,000	Nov. 2013	2.9	0.10	1,090,000	$0.10
0.13	25,000	Feb. 2014	3.1	0.13	25,000	0.13
0.13	2,675,000	Oct. 2014	3.8	0.13	891,653	0.13
0.13	2,000,000	July 2014	3.5	0.13	2,000,000	0.13
0.14	400,000	Mar. 2014	3.2	0.14	400,000	0.14
0.15	1,500,000	Feb. 2014	3.1	0.15	1,000,000	0.15
0.18	200,000	Dec. 2014	4.0	0.18	200,000	0.18
0.225	5,698,760	June 2015	4.5	0.225	1,519,576	0.225
0.235	33,334	Aug. 2015	4.6	0.235	0	0.235
0.40	2,341,975	Dec.2011	1.0	0.40	2,341,975	0.40
0.40	350,000	Jul. 2013	2.5	0.40	350,000	0.40
0.73	660,000	Aug. 2012	1.6	0.73	660,000	0.73
0.75	300,000	Mar. 2012	1.2	0.75	300,000	0.75
0.79	200,000	Mar. 2013	2.2	0.79	200,000	0.79
0.81	780,000	Nov. 2012	1.9	0.81	780,000	0.81
1.19	1,000,000	Apr. 2012	1.3	1.19	1,000,000	1.19
	19,254,069				12,758,204

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

The warrants that are issued and outstanding as at December 31, 2010 are as follows:

Number of Warrants	Exercise Price (CA$)	Warrant Type	Issuance Date	Expiry Date	Fair Value
13,695,250	0.155	Investors	July 2009	July 16,2014	$374,173
707,710	0.160	Broker Unit (1)	July 2009	July 16,2011	17,326
353,886	0.155	Broker (1)	July 2009	July 16,2014	15,035
13,282,500	0.350	Investor (2)	Sept. 2010	Sept. 29, 2012	1,500,922
1,593,900	0.260	Broker (2)	Sept. 2010	Sept. 29, 2012	263,471
29,633,246					$2,170,927

(1)   Each two Broker Units, if and when exercised by the Unit holder, allow the holder to purchase two common shares at CA$0.16 per share and also entitles the Unit holder to one new Broker Warrant exercisable for one common share at CA$0.155 until July 16, 2014.

(2) Subsequent to June 29, 2011, the Corporation has the right upon 30 days notice, should the common shares close at or above $0.45 for 20 consecutive trading days, to call these warrants.

17. Accumulated Other Comprehensive Loss

	Unrealized Gains(losses) on Available-for-Sale Securities	Foreign Currency Translation	Total Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 2009	$(1,125,764)	$(7,208,374)	$(8,334,138)
Unrealized loss on available-for-sale securities (1)	(341,080)	- - -	(341,080)
Unrealized foreign currency loss on self-sustaining operations	- - -	(226,266)	(226,266)
Balance, December 31, 2009	$(1,466,844)	$(7,434,640)	$(8,901,484)

Balance, January 1, 2010	$(1,466,844)	$(7,434,640)	$(8,901,484)
Unrealized loss on available-for-sale securities (1)	(1,010,888)	- - -	(1,010,888)
Unrealized foreign currency loss on self-sustaining operations	- - -	99,599	99,599
Balance, December 31, 2010	$(2,477,732)	$(7,335,041)	$(9,812,773)

(1)
 During the years ended December 31, 2010 and 2009, realized gains (losses) of $-- and $146,216 respectively, were reclassified to gain on sale of investments within the consolidated statement of operations and comprehensive income (loss).  The net unrealized loss for the year ended December 31, 2010 was $1,005,429.

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

18. Provision for Income Tax

The Corporation files Canadian income tax returns for its Canadian operations.  Consolidated income tax returns are filed in the United States, and the foreign rates are different than those applicable in Canada.

The total provision for income taxes differs from that amount which would be computed by applying the Canadian income tax rate to income (loss) before provision for income taxes.  The reasons for these differences are as follows:

	2010	2009 As Restated See Note 23
Income (loss) before income taxes	$4,923,625	$2,040,250
(Provision for) recovery of income taxes based on statutory rates	(1,921,198)	(796,024)
Net adjustment for:
Stock-based compensation and other permanent items	513,212	--
Reversal of deferred taxes on foreign exchange related to investment		2,197,467
Other non-deductible permanent items	(131,246)	(4,185)
Taxes, refunds and reserves	180,339	--
Recognition of prior years’ losses and other tax assets	--	3,359,733
Income taxes (provision) recovery	$(1,358,893)	$4,756,991

The Corporation recognizes future tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carry- forwards. Future tax assets and liabilities are as follows:

	2010	2009 As Restated See Note 23
Net operating losses	$4,492,826	$2,700,193
Contracts and foreign exchange	(412,186)	413,704
Other	(187,208)	(22,507)
	3,893,432	3,091,390
Valuation allowance	--	--
Net future income tax asset (liability) – current	$3,893,432	$3,091,390

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

	2010	2009 As Restated See Note 23
Investments	$1,105,323	$1,023,780
Property, plant and equipment and mining assets		(1,235,772)
Net operating losses	(546,388)	3,461,531
Contracts and foreign exchange	--	(200,410)
Other	66,762	27,242
Future income tax asset (liability)	625,697	3,076,371
Valuation allowance	(1,105,323)	(1,023,780)
Net future income tax (liability) asset - long-term	$(479,626)	$2,052,591

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

At December 31, 2010, the Corporation had cumulative net operating loss carry-forwards of approximately, all within the United States. These amounts will expire in various years through 2029, as follows:

	Canada	United States	Total
2023	$--	955,874	955,874
2025	--	2,612,073	2,612,073
2026	--	315,495	315,495
2027	--	3,665,039	3,665,039
2028	--	3,966,861	3,966,861
Total	$--	$11,515,342	$11,515,342

19. Commitments and Contingencies

From time to time, the Corporation may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Corporation.  As of December 31, 2010 and 2009, no material claims were outstanding.

20. Capital Management and Liquidity

The Corporation manages its cash and cash equivalents, common shares, retained earnings, stock options and warrants as capital. The Corporation’s objectives when managing capital are to safeguard the Corporation’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Corporation manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Corporation may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Corporation prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration efforts, the Corporation does not pay out dividends.  The Corporation’s investment policy, in general, is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 365 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.  The nature of the industry in which the Corporation operates is very capital intensive.  As a result, the Corporation prepares annual capital expenditure budgets and utilizes authorizations for expenditures for projects to manage capital expenditures.

The Corporation’s strategy is to satisfy its liquidity needs using cash on hand, cash flows generated from operating activities and through its revolving advances facility.  Revenue, available cash balances, draws on the revolving advances credit facility and financing of indebtedness are the Corporation’s principal sources of capital used to pay operating expenses and recurring capital and leasing costs in its business.  There has been no change in the year in the Corporation’s approach to its capital management.

The principal liquidity needs for periods beyond the next twelve months are for non-recurring capital expenditures, development costs and potential mining expansion.  The Corporation’s strategy is to meet these needs with one or more of the following:

•	cash flows from operations;
•	common share and warrants offering;
•	proceeds from sales of assets; and
•	revolving advances facility.

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

The following table presents the contractual maturities of the Corporation’s financial liabilities:

	Total	Less than 1 Yr	1-3 Years	4-5 Years	After 5 Years
Asset retirement obligation	$2,380,404	$--	$--	$--	$2,380,404
Capital leases	26,262	15,375	10,877	--	--
Derivative-related liabilities	3,639,213	3,639,213	--	--	--
Accounts payable and accrued liabilities	3,419,863	3,419,863
Other long term liabilities	265,212	--	--	--	265,212
Total	$9,730,954	$7,074,451	$10,877	$--	$2,645,616

21. Financial Instruments

The Corporation’s operations expose the Corporation to market risk, credit risk, and liquidity risk. The Corporation manages its exposure to these risks by operating in a manner that minimizes these risks.  Senior management employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Corporation’s business objectives and risk tolerance levels.  The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework.  The Board has established policies in setting risk limits and controls and monitors these risks in relation to market conditions.

(a) Derivatives and Hedging Activities

The Corporation uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Corporation does not use derivatives for speculative purposes.

The Corporation has used in 2010 the following derivative instruments to manage these risks:

•	Forward contracts to hedge exposures to fluctuations in metal prices (See Note 12)

For the year ended December 31, 2010, the Corporation recorded a hedge loss of $4,818,924 (2009 – $1,696,117).

For 2011, the Corporation has sold forward 500,000 ounces of silver at an average price of $27.50 per ounce with 41,667 ounces being deliverable each month from January 2011 until December 31, 2011. All contracts have been designated as normal purchase and sale contracts with the Corporation’s existing trading firm (See Note 12). Accordingly, the effects of these contracts are accounted for in the period they are settled.

Embedded Derivatives

Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment.  Variations between the price recorded at the shipment date and the actual final price set under the relevant contracts are caused by fluctuations in the market prices for copper, lead and silver, and result in an embedded derivative.  The embedded derivative is recorded at fair value each period until settlement occurs, with the changes in fair value recorded to revenues.  As at December 31, 2010, the Corporation has recorded embedded derivatives in the amount of $12,176,362 in receivables and related embedded derivatives within the consolidated balance sheet (December 31, 2009 - $5,682,134) related to these embedded derivatives.  Currently, two customers represent 100% of the Corporation’s trade receivables which contains the embedded derivative.

(b) Fair Value of Non-Derivative Financial Instruments

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

The carrying value and fair value of financial instruments are as follows:

	2010		2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$5,435,159	$5,435,159	$2,509,680	$2,509,680
Receivables and related embedded derivatives	12,677,519	12,677,519	5,729,781	5,729,781
Investments	--	--	1,019,112	1,019,112
Derivative-related assets	--	--	118,015	118,015
Restricted cash	3,131,288	3,131,288	115,000	115,000

Financial liabilities
Revolving advances facility	--	--	688,144	688,144
Accounts payable and accrued	3,419,863	3,419,863	2,896,925	2,896,925
Derivative-related liabilities	3,639,213	3,639,213	1,178,361	1,178,361
Capital lease obligations	26,262	26,262	39,141	39,141
Other long-term liabilities	265,212	265,212	224,306	224,306

The Corporation values instruments carried at fair value using quoted market prices, where available.  Quoted market prices represent a Level 1 valuation.   When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models.  When all significant inputs are observable, the valuation is classified as Level 2.   Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$5,435,159	$--	$--	$5,435,159
Restricted cash	3,131,288	--	--	3,131,288
Investments	--	--	--
Derivatives-related assets	--	--	--
Embedded derivatives within	--	12,677,519	--	12,677,519
Receivables and related embedded derivatives
Total Assets	$8,566,447	$12,677,519	$--	$21,243,966

Liabilities
Derivative-related liabilities	$--	$3,639,213	$--	$3,639,213
Total liabilities	$--	$3,639,213	$--	$3,639,213

(d) Market Risk

Market risk is the risk that changes in market price, such as foreign exchange rates, commodity prices, and interest rates will affect the Corporation’s net income or the value of financial instruments.   These risks are generally outside the control of the Corporation.  The objectives of the Corporation are to mitigate market risk exposure within acceptable limits, while maximizing returns.

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

Foreign Exchange Risk

The Corporation is exposed to foreign currency fluctuations as the Corporation holds Canadian dollars, and these consolidated financial statements are presented in United States dollars. As at December 31, 2010 the Corporation had approximately CA$3.2 million (December 31, 2009 - CA$0.2 million) in cash with no forward foreign exchange contracts in place.

Commodity Risk

The  nature  of  the  Corporation’s  operations  results  in  exposure  to  fluctuations  in  commodity  prices. Management continuously monitors commodity prices of copper, lead and silver. As at December 31, 2010, the Corporation has committed to deliver 500,000 ounces of silver at a price $27.50 per ounce as detailed in Notes 12 and 23.  The Corporation is particularly exposed to the risk of movements in the price of silver.  Declining market prices for silver could have a material effect on the Corporation’s profitability, and the Corporation’s policy is not to hedge a large portion of its exposure to silver in accordance with shareholders’ preference.  The London Silver Spot price average, in USD per ounce, was $14.65 in 2009 and $20.19 in 2010.The Corporation estimates that an increase (decrease) in all of these commodity prices by 10% with all other variables held constant, would result in a increase (decrease) in net income of approximately $3.3 million

(e) Credit Risk

Credit risk related to accounts receivable arises from the possibility that customers may be unable to fulfill their commitments.  The Corporation mitigates this risk by regularly monitoring the financial health and aging of any amounts due from its customers.  Currently two customers represent 100% of the Corporation’s revenue.  As at December 31, 2010, the Corporation is exposed to a maximum credit risk of $12,677,519 (2009 - $5,729,781).

The majority of the Corporation’s trade receivables are collected within 60 days.  The balance of accounts receivable past due is not significant.

22. Segmented Information and Major Customers

The Corporation’s operations comprise a single reporting segment engaged in exploration and exploitation of the Corporation’s mineral assets within the United States.  As these operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for revenue, income before income tax, amortization and total assets also represent segmented amounts, with the exception of the following which are in Canada: Cash of approximately $3,476,031 (2009 - $2,415,000).

The Corporation had sales to two customers which individually each exceeded 10% of revenues in the year ended December 31, 2010 and in the prior year ended December 31, 2009. Those sales were approximately 80% (2009 - 75%) and 20% (2009 – 25%) respectively of total sales for the periods.

Although the Corporation’s revenues are primarily derived from two customers, the risk of economic dependency is limited as its product is a commodity and can be sold to a number of other potential customers on similar commercial terms.

23. Correction of an Error

The consolidated financial statements as at and for the year ended December 31, 2009 have been restated for the correction of certain errors in the Corporation’s accounting for income taxes.

In 2010, the Corporation corrected an error that originated in 2009.  The error arose as a result of the recording of a future tax liability in respect of certain unrealized foreign exchange gains arising on an inter-company balance which was determined, as at April 1, 2009, to be part of the Corporation’s net investment in foreign subsidiaries such that it is unlikely that the temporary difference will reverse in the foreseeable future. The Corporation also corrected an error in its future income tax asset balance that arose as a result of certain errors in the tax basis used to determine the temporary differences associated with certain accounts.

U.S. SILVER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009
(Expressed in United States Dollars)

The effect of correcting these errors on the December 31, 2009 consolidated balance sheet was an increase to the future income tax asset of $2.7 million and a corresponding increase of $2.7 million in the future income tax recovery reported in the statement of operations and comprehensive income (loss) for the year ended December 31, 2009. The corresponding impacts to the statements of shareholders’ equity and cash flows for the year ended December 31, 2009 were also corrected.